Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Internal

Story

Companies Move to Regulatory Review Phase of ITC Transaction

One of the most transformational initiatives in Entergy’s 100-year history continues building momentum this spring.

The proposed separation and merger of Entergy’s transmission business into a subsidiary of ITC Holdings Corp. involves intense planning and implementation on the part of hundreds of people from both companies. A fundamental success factor for the transaction is earning approvals from appropriate regulators and completing in-depth reviews with others.

Here’s a recap of where the transaction stands on the regulatory front:

•	All applications for the transaction are now on file with retail and federal regulators.

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At the retail level, regulators in Louisiana, Texas, Arkansas and Mississippi and the city of New Orleans have published procedural schedules, which generally call for hearings and decisions to be completed by the end of the third quarter.

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At FERC, Entergy and ITC have responded to comments filed in the proceedings, including comments related to the transmission rates, expected benefits, and rationale for the transaction, as well as questions about integration into MISO.

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Entergy and ITC hosted technical conferences, exploring the transaction in detail and outlining the benefits to stakeholders in Arkansas, Louisiana, Mississippi and Texas. A similar conference is planned in New Orleans.

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Additionally, Entergy filed separate rate cases in Louisiana and Arkansas, to include the effect of the MISO transition on retail rates since conditionally approved in all jurisdictions, as well as scenarios with and without the ITC transaction.

Within Entergy, regulatory leadership recently completed orientation meetings for more than 300 customer-facing employees, including customer service managers, national accounts managers and other relationship managers. The meetings introduced these employees to ITC and its operational model as well as explained the different, complimentary roles of MISO, Entergy, and ITC after the spin/merge. The LiveMeetings were led by Chief Integration Officer Joe Domino, Vice President of Energy Delivery Rick Riley, Vice President of Transmission Regulatory Compliance Mark McCulla, Transmission Regulatory Implementation Team Lead Jeanne Kenney, and operating company leaders. Archives of the presentation are available on the transmission merger SharePoint site.

“During the spring and summer, our regulatory efforts will intensify as the transaction moves through the approval process for each of our retail and federal regulators,” said Kenney. “The transaction is a key strategic objective for both companies, and the benefits for our customers and our region are significant. Entergy and ITC employees are working hard to implement the transaction, and the rewards for our customers, our companies and our communities are going to be worth the effort.”

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (ITC) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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